SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: December 6, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           |X|   Form 20-F                        |_|   Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          |_|  Yes                                |X|   No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of a press release issued by Biora AB on December 6, 2001 regarding the entering into a licensing agreement with Molnlycke Health Care AB for its wound healing product developed by its subsidiary BioEx.



                     Press release from Biora AB (publ), December 6th, 2001

BIORA ENTERS INTO A LICENSING AGREEMENT FOR ITS WOUND HEALING PROJECT

Biora AB has signed a licensing agreement with Molnlycke Health Care AB in regards to its development project in the area of wound healing. The wound healing project, which aims to develop a new product for use by patients suffering from chronic skin ulcers, belongs to Biora's subsidiary, BioEx. The licensing agreement gives Molnlycke Health Care AB the exclusive rights to develop and market the wound healing product worldwide excluding Japan.

Under the licensing agreement, Biora will receive a lump sum of SEK 10 million as well as the right to a number of payments when certain defined goals are achieved. Upon successful product registration in Europe and the U.S., the total accumulated sum of these payments will amount to SEK 45 million. In addition, Biora will also receive a royalty payment from each sale of the new wound healing product.

Rickard Soderberg, Biora's CEO comments on the licensing agreement:

"Through this agreement we confirm that Biora's research with matrix proteins can also have applications outside the dental area. We are proud that the wound healing project will be developed and marketed by Molnlycke Health Care, a company with great experience in this area."

Peter Hentschel, Area Business Director, Molnlycke Health Care comments on the licensing agreement:

"Biora's product concept is an extraordinary platform for advanced wound healing products with great potential within the open chronic wound and burn segments, where the need for gentle methods of treatment has increased markedly in recent years."

The wound healing project is in early clinical phase III, meaning the product is being tested on patients with chronic skin ulcer. The product builds on the same technological platform as Biora's principal product, Emdogain, which is used to regenerate new tooth supporting structure for patients suffering from periodontitis.



Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.
This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

----------------------------------------------------------

For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-     Anders Agering, Chief Financial Officer, Biora +46-40-32 12 17
-     Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-     Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-     http://www.biora.com



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      BIORA AB


Dated: December 6, 2001               By: /s/ Anders Agering
                                          -----------------------------------
                                          Anders Agering
                                          Chief Financial Officer